April 15, 2019

Kelly Dvorak
General Counsel
Bank First National Corporation
402 N. 8th Street
Manitowoc, WI 54220

       Re: Bank First National Corporation
           Registration Statement on Form S-4
           Filed April 9, 2019
           File No. 333-230784

Dear Ms. Dvorak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services